February 2, 2009

Glenn Rice PhD

Dear Glenn:

I am pleased to make you an offer to join the Company. The purpose of this letter is to set forth the terms of your proposed employment with the Company, including your compensation level and benefit entitlements.

1. **Employment and Duties.**

A. The Company will employ you as President and COO, beginning on or about the 9th of February (or sooner as the board decides), and you will accordingly make yourself available on a full-time basis to assume that position on or before such date. In that position, you will report directly to the CEO although this is subject to change at the discretion of the Board of Directors.

B. Your duties will include all those reflected on the organization chart. You will perform the duties inherent in your position in good faith and to the best of your ability and will render all services which may be reasonably required of you in such position. While you are employed with the company, you will devote your full time and effort to the business and affairs of the Company. Your principal place of operations will be at the Company's offices located in Sunnyvale, California.

2. **Compensation.**

A. Your initial base salary will be at the rate of $174,000 per year. Your base salary will be subject to adjustment by the Company's Board of Directors on an annual basis.

B. Your base salary will be paid at periodic intervals in accordance with the Company's payroll practices for salaried employees.

C. The Company will deduct and withhold, from the base salary and bonuses payable to you hereunder, any and all applicable Federal, state and local income and employment withholding taxes and any other amounts required to be deducted or withheld by the Company under applicable statute or regulation.

3.   **Employee Stock Options.**   Effective February 9th, 2009 or sooner as the board of directors decides, you will be granted a stock option grant to purchase 1,000,000 shares of Pharmacyclics Common Stock. The option will have an exercise price equal to 100% of the fair market value of Pharmacyclics' Common Stock on the grant date and will have a maximum term of 10 years, subject to earlier termination upon your cessation of employment with the Company. The option will become exercisable as follows: 176,000 options will be exercisable upon completion of one year of service after your date of hire. An additional 338,000 will become exercisable with the achievement of defined goals for the first year. The goals for the calendar year 2009 are: $30 Million raised in total funding by outside or current investors and or partners. Product, Internal Programs / Clinical Delivery Schedules met, as laid out and agreed to by the board in its March 2009 Board Meeting. The remaining options for the following 3 years of employment will also be vesting based on performance and achievement of pre-defined goals. Your goals will be defined prior to each calendar year and will be measured against, at the end of the year. The vesting per year of employment is set at 162,000 options for the year 2, 3 and 4 of your employment and will vest with achievement of the yearly goals. All vesting under your option will cease upon your termination of employment. . In addition, all options granted to Employee in the stock option grant hereunder shall become 100% vested in the event the Company is acquired during the period of the Employment Agreement.

For purposes of this offer letter, "Acquisition" will mean: (i) a change in the ownership of the Company that occurs on the date that any one person, or more than one person (other than Mr. Robert Duggan and Duggan Associates) acting as a group ("Person") acquires ownership of capital shares of the Company that, together with the capital shares held by such Person, constitutes more than fifty percent (50%) of the total voting power of the capital shares of the Company, or (ii) a change in the ownership of a substantial portion of the Company's assets that occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions. For purposes of this subsection (ii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For purposes of this paragraph, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of capital shares, or similar business transaction with the Company. Notwithstanding the foregoing, a transaction shall not be deemed an Acquisition Transaction unless the transaction qualifies as a change in control event within the meaning of Treasury Regulation 1.409A-3(i)(5)(v) or Treasury Regulation 1.409A-3(i)(5)(vii) and any further Internal Revenue Service guidance issued with respect thereto.

The remaining terms and conditions of your option will be in accordance with the standard provisions for stock option grants under the Company's Stock Option Plan.

4.   **Expense Reimbursement.** You will be entitled to reimbursement from the Company for all customary, ordinary and necessary business expenses incurred by you in the performance of your duties hereunder, provided you furnish the Company with vouchers, receipts and other details of such expenses within thirty (30) days after they are incurred.

5.   **Fringe Benefits.** You will be eligible to participate in any group life insurance plan, group medical and/or dental insurance plan, accidental death and dismemberment plan, short-term disability program and other employee benefit plans, including the Section 401(k) plan and the Employee Stock Purchase Plan, which are made available to executive officers of the Company and for which you otherwise qualify.

6.   **Vacation.** You will accrue paid vacation benefits in accordance with Company policy in effect for executive officers.

7.   **Restrictive Covenants.** During the period of service as the President for the company:

(i) you will devote your full working time and effort to the performance of your duties; and

(ii) except as approved by the CEO, you will not directly or indirectly, whether for your own account or as an employee, consultant or advisor, provide services to any business enterprise other than the Company.

However, you will have the right to perform such incidental services as are necessary in connection with (a) your private passive investments, (b) your charitable or community activities, and (c) your participation in trade or professional organizations, but only to the extent such incidental services do not interfere with the performance of your services.

8.   **Proprietary Information.** Upon the commencement of your services as President, you will sign and deliver to the Company the standard-form Proprietary Information and Inventions Agreement required of all key employees of the Company.

9.   **Termination of Employment.**

A. Your employment pursuant to this agreement will be entirely at will.

B. The Company may terminate your employment under this agreement at any time for any reason without cause by providing you with at least thirty (30) days prior written notice.

C. You may terminate your employment under this agreement at any time for any reason upon thirty (30) days prior written notice to the Company.

D. The Company may at any time, upon written notice, terminate your employment hereunder for cause. Such termination will be effective immediately upon such notice.

For purposes of this agreement, your employment with the Company will be deemed to have been involuntarily terminated for cause if your services are terminated by the Company for one or more of the following reasons:

(i) acts of fraud or embezzlement or other intentional misconduct which adversely affects the Company's business, or

(ii) failure to correct any material deficiency in the performance of your services as President within thirty (30) after written notification of such deficiency from the Board, or

(iii) misappropriation or unauthorized disclosure or use of the Company's proprietary information.

E. <u>Termination Upon Death or Disability</u>. In the event that Employee dies, this Agreement shall terminate. In the event that the Employee's death or disability occurs during this Agreement and occurs as a result of performing his employment functions for the Company, then Employee's heirs (and in the case of disability, the Employee) will be entitled to all of the benefits of the Agreement as if the Company terminated the Agreement pursuant to Section 9A.

Please indicate your acceptance of the foregoing provisions of this employment agreement by signing the enclosed copy of this agreement and returning it to the Company.

Very truly yours,

PHARMACYCLICS, INC.

By   : /s/ Robert W. Duggan
Title: Chief Executive Officer

ACCEPTED BY AND AGREED TO

Signature: /s/ Glenn C. Rice

Dated: February 2, 2009